

Mail Stop 4628

March 28, 2018

Via E-Mail
Anil Doradla
Chief Financial Officer
Airgain, Inc.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

> **Re:** **Airgain, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed March 15, 2018**
> **File No. 1-37851**

Dear Mr. Doradla:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. On page 5, you identify Samsung as a customer, and in your 2016 10-K, you identified Huawei Technologies as a customer. Each of these companies sells its mobile products in Syria and Sudan. Your website lists contact information for Europe, the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ashley Hunter, Director of Finance
Airgain, Inc.

Larry Spirgel
Assistant Director